LEON & GEORGE, INC.

Reviewed Financial Statements For The Years Ended December 31, 2018 and 2017

October 15, 2019



Jason M. Tyra
CPA PLLC

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Leon & George, Inc.
San Francisco, CA

We have reviewed the accompanying financial statements of Leon & George, Inc. (a corporation), which comprise the balance sheet as of December 31, 2018 and 2017, and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
October 15, 2019

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

LEON & GEORGE, INC.
BALANCE SHEET
DECEMBER 31, 2018 AND 2017
_____

	2018	2017
ASSETS		
CURRENT ASSETS		
Cash	$ 74,356	$ 113,218
Inventory	22,529	7,678
Accounts Receivable	1,646	1,471
TOTAL CURRENT ASSETS	98,531	122,367
NON-CURRENT ASSETS		
Equipment	4,498	-
Accumulated Depreciation	(1,425)	-
Subscription Receivable	5,065	5,065
Security Deposit	10,896	3,100
TOTAL NON-CURRENT ASSETS	19,034	8,165
TOTAL ASSETS	117,565	130,532
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	192,227	16,183
Unearned Revenue	3,144	7,747
TOTAL CURRENT LIABILITIES	195,371	23,930
NON-CURRENT LIABILITIES		
SAFE Note	172,000	100,000
Convertible Security	19,995	19,995
Related Party Loan	10,076	30,207
TOTAL LIABILITIES	397,442	174,132
SHAREHOLDERS' EQUITY		
Common Stock (10,000,000 shares authorized; 8,558,754 issued; $.00001 par value)	86	86
Retained Earnings (Deficit)	(279,961)	(43,685)
TOTAL SHAREHOLDERS' EQUITY	(279,876)	(43,600)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 117,565	$ 130,532

LEON & GEORGE, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Operating Income		
Sales, Net	$ 1,349,052	$ 386,454
Cost of Goods Sold	(588,732)	(189,068)
Gross Profit	760,320	197,386
Operating Expense		
General & Adminstrative	422,601	77,324
Selling & Marketing	203,369	74,085
Salaries & Wages	194,949	60,155
Rent	100,347	18,721
Professional Fees	12,590	6,609
Depreciation	1,425	-
Research & Development	48	484
	935,329	237,378
Net Income from Operations	(175,009)	(39,992)
Other Income (Expense)		
Interest Expense	(929)	-
Tax Expense	(1,417)	-
Net Income	$ (177,355)	$ (39,992)

LEON & GEORGE, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	2018	2017
Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$ (177,355)	$ (39,992)
Change in Accounts Payable	176,044	16,183
Change in Depreciation	1,425	-
Change in Accounts Receivable	(175)	(1,471)
Change in Unearned Revenue	(4,603)	7,747
Change in Security Deposit	(7,796)	(3,100)
Change in Inventory	(14,851)	(7,678)
Change in Subscription Receivable	-	(5,065)
Net Cash Flows From Operating Activities	(27,312)	(33,376)
Cash Flows From Investing Activities		
Purchase of Equipment	(4,498)	-
Net Cash Flows From Investing Activities	(4,498)	-
Cash Flows From Financing Activities		
Issuance of SAFE Notes	72,000	100,000
Draws (Payments) on Related Party Loan	(20,131)	30,207
Retained Earnings Adjustment	(58,920)	(3,693)
Issuance of Common Stock	-	86
Issuance of Convertible Security	-	19,995
Net Cash Flows From Investing Activities	(7,051)	146,594
Cash at Beginning of Period	113,218	-
Net Increase (Decrease) In Cash	(38,861)	113,218
Cash at End of Period	$ 74,356	$ 113,218

LEON & GEORGE, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
_____

	Common Stock		Retained Earnings	Total Stockholders'
	Number	Amount		Equity
Balance at December 31, 2016	$ -	-	$ -	$ -
Issuance of Stock	8,516,074	85		85
Retained Earnings Adjustment				(3,693)
Net Income				(39,992)
Balance at December 31, 2017	8,516,074	$ 85	$ -	$ (43,600)
Issuance of Stock	46,680	0		0
Retained Earnings Adjustment				(58,921)
Net Income				(177,355)
Balance at December 31, 2018	8,562,754	$ 86	$ -	$ (279,876)

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Leon & George, Inc. ("the Company") is a corporation organized under the laws of Delaware. The Company operates an online garden nursery that sells indoor plants and pots.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained net operating losses during fiscal years 2017 & 2018.

The following describes management's plans that alleviated substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise operating capital through an equity crowdfund offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, estimates of useful lives.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Fixed Assets

The Company capitalizes assets with an expected useful life of one year or more, and an original purchase price of $1,000 or more. Depreciation is calculated on a straight-line basis over management's estimate of each asset's useful life.

Inventories

The Company values inventory at the lower of historic cost or market value.

Rent

The Company occupies retail space under a month to month operating lease. The lease expires in 2019 and may be renewed at the option of the Company at the then-current market rate. The Company made a $3,000 security deposit and the monthly rental payments amount to $3,182. There are no future minimum payments due under the lease.

The Company currently occupies retail space under a month to month operating lease. The lease expires in 2019 and may be renewed at the option of the Company at the then-current market rate. The Company made a $7,796 security deposit and the monthly rental payments amount to $7,796

Subscription Receivable

Subscription Receivable is money due from related parties, Ron Radu and Nicolas Bartoli. The receivable derived from the Company's conversion from an LLC to a Corporation. These individual's capital accounts had a negative balance and were converted to a receivable upon completion of the conversion.

Related Party Loan

Related Party Loan is money due to related parties, Ron Radu and Nicolas Bartoli. This loan bears no interest and has no formal repayment structure. Ron Radu and Nicolas Bartoli are members of the Company's management team.

Advertising

The Company records advertising expenses in the year incurred.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2017 and 2018. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Recently Adopted Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In May 2014, the FASB issued ASU, 2014-09—*Revenue from Contracts with Customers (Topic 606)*, or ASU 2014-09, and further updated through ASU 2016-12, or ASU 2016-12, which amends the existing accounting standards for revenue recognition. ASU 2014-09 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled to when products are transferred to customers. This guidance is effective for annual reporting periods, and interim periods within those years, beginning December 15, 2018 for non-public entities. The new revenue standard may be applied retrospectively to each prior period presented or retrospectively with the cumulative effect recognized as of the date of adoption. The adoption of ASU 2014-09 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2019 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

NOTE D- DEBT

In 2017, the company issued a convertible security in exchange for cash for the purpose of funding continuing operations ("the Note"). The Note bears no interest and can be converted under certain pre-defined qualified equity financing events. The Note will no longer be convertible at earliest between the five-year anniversary of issuance, change of control, or completion of an initial public offering.

In 2018 and prior years, the Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

If there is a liquidity event (as defined in the SAFE agreements), the investor will, at their option, either (i) receive a cash payment equal to the face value of the SAFE agreement ("Purchase Amount") or (ii) automatically receive from the Company a number of shares of common stock equal to the Purchase Amount divided by the price per share equal to the valuation cap divided by the Liquidity Capitalization ("Liquidity Price") (as defined in the SAFE agreements). If there are not enough funds to pay the holders of SAFE agreements in full, then all of the Company's available funds will be distributed with equal priority and pro-rata among the SAFE agreement holders in proportion to their Purchase Amounts and they will automatically receive the number of shares of common stock equal to the remaining unpaid Purchase Amount divided by the Liquidity Price.

If there is a dissolution event (as defined in the SAFE agreements), the Company will pay an amount equal to the Purchase Amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the dissolution event. The Purchase Amount will be paid prior and in preference to any distribution of any of the assets of the Company to holders of outstanding capital stock. If immediately prior to the consummation of the dissolution event, the assets of the Company legally available for distribution to all SAFE holders, are insufficient to permit the payment to their respective Purchase Amounts, then all of the assets of the Company legally available for distribution will be distributed with equal priority and pro-rata among the SAFE holders as a single class.

The SAFE agreements will expire and terminate upon either (i) the issuance of shares to the investor pursuant to an equity financing event or (ii) the payment, or setting aside for payment, of amounts due to the investor pursuant to a liquidity or dissolution event.

As of December 31, 2018, no SAFE agreements had been converted into equity, nor had any terminated or expired based on the terms of the agreements.

As of December 31, 2017, the Company had $172,000 of SAFE obligations outstanding, with a valuation cap between $8,000,000-$10,000,000.

The Company accounts for the SAFE agreements under ASC 480 (Distinguishing Liabilities from Equity), which requires that they be recorded at fair value as of the balance sheet date. Any changes in fair value are to be recorded in the statement of income. The Company has determined that the fair value at the date of issuance, and as of December 31, 2018 are both consistent with the proceeds received at issuance, and therefore there is no mark-to-market fair value adjustments required, or reflected in income for the year ended December 31, 2018.

NOTE E- FAIR VALUE MEASUREMENTS

Fair value is an exit price, representing the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants based on the highest and best use of the asset or liability. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. The Company uses valuation techniques to measure fair value that maximize the use of observable inputs and minimize the use of unobservable inputs. These inputs are prioritized as follows:

Level 1 - Observable inputs, such as quoted prices for identical assets or liabilities in active markets;
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly, such as quoted prices for similar assets or liabilities, or market-corroborated inputs; and
Level 3 - Unobservable inputs for which there is little or no market data which require the reporting entity to develop its own assumptions about how market participants would price the assets or liabilities.

The valuation techniques that may be used to measure fair value are as follows:

Market approach - Uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.
Income approach - Uses valuation techniques to convert future amounts to a single present amount based on current market expectations about those future amounts, including present value techniques, option-pricing models, and excess earnings method.
Cost approach - Based on the amount that currently would be required to replace the service capacity of an asset (replacement cost).

NOTE F- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE G- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before October 15, 2019, the date that the financial statements were available to be issued.